

December 12, 2013

Via E-mail
Mr. Keith A. Meister
Managing Partner
Corvex Management LP
712 Fifth Avenue, 23rd Floor
New York, New York 10019

> **Re: CommonWealth REIT**
> **Preliminary Proxy Statement on Schedule14A**
> **Filed by Corvex Management LP, Related Fund Management, LLC,**
> **David R. Johnson, et al.**
> **Filed December 3, 2013**
> **File No. 001-09317**

Dear Mr. Meister:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement

General

1.   Please include all information relating to your nominees in your next amendment. We will not be in a position to further review your solicitation statement until this information is provided.

2.   Please confirm that you will mail the solicitation statement to all holders of record on each of the removal proposal record date and the special meeting record date.

3.   We understand that you have entered into nomination agreements, or begun negotiations
        with respect thereto, with up to five individuals, including Keith Meister and Jeff Blau.
        If true, please disclose these arrangements, or advise as to why you believe this is not
        required. See Item 5(b)(2) of Schedule 14A.

Form of Proxy Card

4.   Please separate your proxy card and consent card so that they are on individual pieces of
        paper, with separate signatures. See Rule 14a-4(d)(3). Likewise, please modify the
        disclosure in your proxy statement so that it does not refer to a "consent/proxy card," and
        where appropriate, indicate the differing treatment between these two solicitations. By
        way of example only, please revise the disclosure appearing under the heading "What
        should I do if I decide to revoke my consent?" on page 2 to specify the differing
        revocation deadlines for each proxy that you seek.

Investor Presentation Dated April 18, 2013

New Strategic Plan, page 51

5.   We note your belief that reinvesting in CWH's existing portfolio can lead to a "stabilized
        NOI" of $547 million, an increase of approximately $70 million from actual NOI. We
        further note that this "stabilized NOI" estimate forms the basis for your calculations of
        total enterprise value, net asset value and target share prices. Please revise to
        substantially support this estimate, including by:

        - Detailing how you would reinvest in CWH's existing portfolio, on an asset-by-asset
          basis, and the savings you have attributed to reinvestments in each relevant property,
          in reasonable detail;
        - Detailing how you arrived at any projected property management fee savings which
          are a component of "stabilized NOI," particularly given that CommonWealth appears
          to currently be paying an industry average fee of 3% of gross collected rents, and
          your prior estimates of this component would appear to result in a fee of less than 2%
          of gross collected rents;
        - Disclosing whether CBRE has agreed to a below market management fee, as would
          appear to be required by your models;
        - Disclosing how you determined that it was appropriate to develop an implied
          capitalization rate based on total enterprise value at February 25, 2013, while
          simultaneously using an NOI projection that appears to be as of the fiscal year
          ended 2014; and
        - Disclosing whether your valuation models continue to contemplate $600 million in
          proceeds from the sale of non-core assets and, if so, identifying such assets, and
          describing how such sales might impact the strategic direction of CommonWealth.

We refer you to Exchange Act Release No. 16833 (May 23, 1980), which stated the view that providing valuations in proxy soliciting material is only appropriate and consistent with Rule 14a-9 where accompanied by disclosure that facilitates understanding of the basis and the limitations on the projected realizable value.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Eduardo Gallardo, Esq.
        Gibson, Dunn & Crutcher LLP